Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial

statements as of March 31, 2023 and June 30, 2022,

and for the three and nine-month periods ended

March 31, 2023, and 2022.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2023, and June 30, 2022

(Amounts in US Dollars)

	Notes	03/31/2023	06/30/2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	57,737,138	33,475,266
Other financial assets	7.2	13,141,069	5,401,133
Trade receivables	7.3	157,090,795	111,752,310
Other receivables	7.4	31,879,789	19,327,584
Income and minimum presumed recoverable income taxes		8,489,040	1,647,398
Inventories	7.5	150,862,729	126,044,122
Biological assets	7.6	2,043,651	57,313
Total current assets		421,244,211	297,705,126

NON-CURRENT ASSETS
Other financial assets	7.2	1,079,947	619,841
Trade receivables	7.3	326,380	200,412
Other receivables	7.4	2,652,278	2,254,199
Income and minimum presumed recoverable income taxes		17,912	44,412
Deferred tax assets	9	5,747,148	4,011,374
Investments in joint ventures and associates	13	39,185,745	38,554,092
Property, plant and equipment	7.7	66,113,264	49,908,325
Intangible assets	7.8	174,288,295	76,704,869
Goodwill	7.9	122,532,487	36,073,685
Right of use asset	19	13,614,782	12,144,026
Total non-current assets		425,558,238	220,515,235
Total assets		846,802,449	518,220,361

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2023, and June 30, 2022

(Amounts in US Dollars)

LIABILITIES	Notes	03/31/2023	06/30/2022

CURRENT LIABILITIES
Trade and other payables	7.10	149,851,143	125,849,620
Borrowings	7.11	107,891,810	71,301,468
Employee benefits and social security	7.13	7,958,760	7,619,121
Deferred revenue and advances from customers	7.14	31,499,433	5,895,313
Income tax payable		541,935	7,538,764
Consideration for acquisition		1,943,216	3,048,562
Lease liabilities	19	3,136,708	1,412,904
Total current liabilities		302,823,005	222,665,752

NON-CURRENT LIABILITIES
Trade and other payables	7.10	716,864	—
Borrowings	7.11	68,059,470	74,177,169
Joint ventures and associates	13	221,014	717,948
Deferred tax liabilities	9	47,312,700	29,005,943
Provisions		415,443	603,022
Consideration for acquisition		8,163,657	9,854,228
Secured notes	7.12	74,161,086	12,559,071
Lease liabilities	19	10,658,070	10,338,380
Total non-current liabilities		209,708,304	137,255,761
Total liabilities		512,531,309	359,921,513

EQUITY
Equity attributable to owners of the parent		301,092,769	127,358,573
Non-controlling interest		33,178,371	30,940,275
Total equity		334,271,140	158,298,848
Total equity and liabilities		846,802,449	518,220,361

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and nine-month periods ended March 31, 2023 and 2022

(Amounts in US Dollars)

		Three-month period ended		Nine-month period ended
	Notes	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Revenues from contracts with customers	8.1	92,984,498	68,231,084	314,376,460	226,898,734
Government grants		—	(805)	—	—
Initial recognition and changes in the fair value of biological assets at the point of harvest		620,894	2,040,559	972,371	4,183,387
Changes in the net realizable value of agricultural products after harvest		(1,111,851)	(788,320)	(2,848,810)	(2,030,505)
Total		92,493,541	69,482,518	312,500,021	229,051,616

Cost of sales	8.2	(36,137,759)	(45,823,445)	(170,954,896)	(139,038,887)
Research and development expenses	8.3	(3,893,887)	(1,836,029)	(11,203,793)	(4,651,603)
Selling, general and administrative expenses	8.4	(23,987,655)	(18,033,917)	(84,306,143)	(53,031,678)
Share of profit or loss of joint ventures and associates	13	378,145	(203,954)	1,260,433	715,133
Other income or expenses, net	8.5	1,014,335	(1,437,718)	1,782,863	(3,155,700)
Operating profit		29,866,720	2,147,455	49,078,485	29,888,881

Net financial cost	8.6	(7,577,828)	(4,784,248)	(25,606,323)	(18,185,537)
(Loss) Profit before income tax		22,288,892	(2,636,793)	23,472,162	11,703,344

Income tax	9	5,189,627	(4,340,156)	(507,922)	(11,076,571)
(Loss) profit for the period		27,478,519	(6,976,949)	22,964,240	626,773

(Loss) profit for the period attributable to:
Equity holders of the parent		28,145,878	(6,486,721)	20,487,429	(2,185,491)
Non-controlling interests		(667,359)	(490,228)	2,476,811	2,812,264
		27,478,519	(6,976,949)	22,964,240	626,773
(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	10	0.4540	(0.1577)	0.3304	(0.0531)
Diluted (loss) profit attributable to ordinary equity holders of the parent	10	0.4462	(0.1577)	0.3248	(0.0531)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

For the three and nine-month periods ended March 31, 2023 and 2022

(Amounts in US Dollars)

	Three-month period ended		Nine-month period ended
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
(Loss) profit for the period	27,478,519	(6,976,949)	22,964,240	626,773

Other comprehensive income (loss)	(62,622)	12,367,795	554,285	25,990,283
Items that may be subsequently reclassified to profit and loss	(62,622)	12,387,874	554,285	28,837,623
Foreign exchange differences on translation of foreign operations from joint ventures	(100,292)	2,341,347	(122,238)	5,845,969
Foreign exchange differences on translation of foreign operations	37,670	10,046,527	676,523	22,991,654
Items that will not be subsequently reclassified to loss and profit	—	(20,079)	—	(2,847,340)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	—	(242,898)	—	(606,746)
Revaluation of property, plant and equipment, net of tax [2]	—	222,819	—	(2,240,594)
Total comprehensive (loss) profit	27,415,897	5,390,846	23,518,525	26,617,056

Total comprehensive (loss) profit attributable to:
Equity holders of the parent	28,206,144	3,889,873	20,828,300	19,685,934
Non-controlling interests	(790,247)	1,500,973	2,690,225	6,931,122
	27,415,897	5,390,846	23,518,525	26,617,056
(1)The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was nil for the three-month and nine-month periods ended March 31, 2023. The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $130,791 and $326,709 for the three-month and nine-month periods ended March 31, 2022.
(2)The tax effect of the revaluation of property, plant and equipment was nil for the three-month and nine-month periods ended March 31,2023. The tax effect of the revaluation of property, plant and equipment was $902,142 and $2,228,596 for the three-month and nine-month periods ended March 31, 2022.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2023 and 2022

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	6	651,983	—	135,361	2,357,553	—	—	—	—	—	3,144,903	—	3,144,903
Business combination (Note 6)	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 7.12)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(26,539,505)	—	—	—	(26,539,505)	—	(26,539,505)
Issuance of convertible notes (Note 7.12)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
(Loss) profit for the period	—	—	—	—	—	—	—	20,487,429	—	—	20,487,429	2,476,811	22,964,240
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	340,871	—	340,871	213,414	554,285
03/31/2023	6,436	325,040,538	(255,893)	(780,841)	7,745,618	9,285,261	(30,070,431)	(12,195,464)	1,310,273	1,007,272	301,092,769	33,178,371	334,271,140

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2023 and 2022

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
					Stock					Revaluation	Equity /
			Changes	Own	options		Cost of		Foreign	of PP&E	(deficit)
			in non-	shares	and share		own		currency	and effect	attributable	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	to owners of	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	the parent	Interests	equity
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives	12	803,162	—	—	330,359	—	—	—	—	—	1,133,533	—	1,133,533
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
(Loss) profit for the period	—	—	—	—	—	—	—	(2,185,491)	—	—	(2,185,491)	2,812,264	626,773
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	25,667,878	(3,796,453)	21,871,425	4,118,858	25,990,283
03/31/2022	4,170	121,465,548	(255,893)	(916,202)	4,003,127	702,981	(3,530,926)	(27,668,766)	(6,954,930)	1,457,707	88,306,816	28,753,755	117,060,571

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2023 and 2022

(Amounts in US Dollars)

	Notes	03/31/2023	03/31/2022
OPERATING ACTIVITIES
Profit for the period		22,964,240	626,773

Adjustments to reconcile profit to net cash flows
Income tax	9	507,922	11,076,571
Financial results		25,606,323	18,185,537
Depreciation of property, plant and equipment	7.7	4,201,056	2,682,823
Amortization of intangible assets	7.8	7,958,605	2,171,429
Depreciation of leased assets	19	2,816,343	826,413
Transactional expenses		3,973,916	247,500
Share-based incentive and stock options		2,680,218	1,133,533
Share of profit or loss of joint ventures and associates	13	(1,260,433)	(715,133)
Loss of participation in joint ventures and associates	13	13,433	—
Provisions for contingencies		61,948	129,388
Allowance for impairment of trade debtors		510,243	1,420,200
Allowance for obsolescence		814,026	513,439
Initial recognition and changes in the fair value of biological assets		(972,371)	(4,183,387)
Changes in the net realizable value of agricultural products after harvest		2,848,810	2,030,505
Gain or loss on sale of equipment and intangible assets		(68,292)	(171,986)

Working capital adjustments
Trade receivables		(40,769,077)	(22,459,583)
Other receivables		(12,211,085)	(3,888,222)
Income and minimum presumed income taxes payable		(11,141,678)	5,650,557
Inventories and biological assets		(19,371,086)	(50,658,363)
Trade and other payables		(3,741,470)	57,850,170
Employee benefits and social security		320,004	2,194,341
Deferred revenue and advances from customers	6	24,123,896	(3,105,603)
Income taxes paid		(3,468,795)	(7,186,204)
Government grants		—	(784)
Interest collected		4,777,712	3,860,454
Inflation effects on working capital adjustments		(94,393)	(30,324,407)
Net cash flows generated (used) by operating activities		11,080,015	(12,094,039)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2023 and 2022

(Amounts in US Dollars)

	Notes	03/31/2023	03/31/2022
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		107,155	369,660
Net cash received from business combination	6	4,373,265	—
Net loans granted to shareholders and other related parties	6	—	(191,085)
Proceeds from financial assets		2,491,947	11,165,786
Investment in financial assets		(13,458,518)	(48,183)
Purchase of property, plant and equipment	7.7	(7,319,549)	(2,955,734)
Capitalized development expenditures	7.8	(8,479,784)	(2,810,616)
Purchase of intangible assets	7.8	(198,203)	(1,244,392)
Net cash flows (used) generated by investing activities		(22,483,687)	4,285,436

FINANCING ACTIVITIES
Proceeds from borrowings		180,832,115	109,080,196
Repayment of borrowings, financed payments and interest payments		(140,696,634)	(92,737,821)
Decrease in bank overdrafts and other short-term borrowings		—	(32,838)
Other financial proceeds or payments, net		(5,009,457)	(1,630,341)
Acquisition of non-controlling interest in subsidiaries		—	(724,429)
Purchase of own shares		(2,513,787)	—
Leased assets payments	19	(2,530,405)	(720,403)
Cash dividend distributed by subsidiary		(452,129)	—
Net cash flows generated by financing activities		29,629,703	13,234,364

Net increase in cash and cash equivalents		18,226,031	5,425,761

Inflation effects on cash and cash equivalents		(30,650)	(6,773,681)

Cash and cash equivalents as of beginning of the period	7.1	33,475,266	36,046,113
Effect of exchange rate changes on cash and equivalents		6,066,491	4,343,094
Cash and cash equivalents as of the end of the period	7.1	57,737,138	39,041,287

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 16.

Index

1.	General information

2.	Accounting standards and basis of preparation

3.	New standards, amendments and interpretations issued by the IASB

4.	Impact of COVID-19

5.	Seasonality

6.	Acquisitions and other significant transactions

7.	Information about components of unaudited interim condensed consolidated statements of financial position

8.	Information about components of unaudited interim condensed consolidated statement of comprehensive income

9.	Taxation

10.	Earnings per share

11.	Information about unaudited condensed consolidated components of equity

12.	Cash flow information

13.	Joint ventures and associates

14.	Segment information

15.	Financial instruments – Risk management

16.	Shareholders and other related parties’ balances and transactions

17.	Key management personnel compensation

18.	Share-based payments

19.	Leases

20.	Contingencies, commitments, and restrictions on the distribution of profits

21.	Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States,Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2023, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2022.

Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2023, June 30, 2022 and for the three and nine month periods ended March 31, 2023 and 2022 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on May 24, 2023.

Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

●Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. The accumulated inflation in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy was considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, listed in a separate line item.

From July 1, 2022 the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine peso, and inorganic growth at the close of the fiscal year ended June 30, 2022, which led to a global unification of management and commercial strategy whereby integration of the businesses was done by business units, regardless of the legal entities.

The effect of the functional currency change was recorded prospectively as of July 1, 2022, in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. As a result, from July 1,2022 there are no longer effects of inflation adjustments for the above- mentioned subsidiaries.

b)	Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2022.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards became applicable for the current reporting period and adopted by the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

●IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
●IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
●IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
●IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use.

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework.

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments did not have any material impact on the Group.

b) The following new standards are not yet adopted by the Group.

Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of lease.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS1 – Non- current liabilities with covenants.

The amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

These amendments are not expected to have material impact on the Group.

The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

The amendments introduce an exception to the initial recognition exemption in IAS 12. Applying this exception, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented.

The amendments also apply to taxable and deductible temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as assets at the beginning of the earliest comparative period presented.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Early application of the amendments is permitted.

These amendments are not expected to have material impact on the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.    IMPACT OF COVID-19

The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by covid-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

5.    SEASONALITY

The Group’s revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchasing decisions of growers -the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a similar cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we continue to expand into geographies with complementary seasons and climates.

6.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Pro Farm Group, Inc

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. leads the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 343 patents and patent applications. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company has a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. The merger combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment (amounts in thousands of dollars):

Shares issued	154,795
Assumed RSU & Stock options	1,620
Cash payment	29
Total consideration	156,444

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Assets acquired and liabilities assumed (amounts in thousands of dollars):

Net assets incorporated

Cash and cash equivalents	4,402
Trade receivables	6,855
Other receivables	1,423
Inventories	11,183
Property, plant and equipment	12,607
Right of use assets, net	3,005
Intangible assets	17,766
Restricted cash	1,560
Other assets	683
Trade and other payables	(22,653)
Lease liabilities	(3,245)
Borrowings	(25,586)
Other liabilities	(857)

Revaluation of existing assets

Property, plant and equipment	494
Intangible assets	79,053
Deferred tax	(16,705)

Total net assets identified	69,985

Goodwill	86,459

Total consideration	156,444

The figures reported above could be subject to changes.

Goodwill is not expected to be deductible for tax purposes.

The amounts of revenue and net loss of the acquiree since the merger date included in the condensed consolidated statement of comprehensive income for the nine-month period ended March 31, 2023, were $27.7 million and ($6.6) million, respectively.

The pro-forma revenue and net loss of the combined entity for the nine-month period ended March 31, 2023 as though the date for the merger had been as of the beginning of the reporting period amount to $231.8 million and $(7.4) million, respectively.

Syngenta Seedcare Agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of Bioceres’ biological solutions for seed care applications  (the “Agreement”). Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in the portfolio or pipeline of Rizobacter. Bioceres retains global rights for the use of products in HB4® crops; and, in the United States, Syngenta rights will be non-exclusive for upstream applications. Pro Farm’s biological solutions are not included within the scope of the current Agreement.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The exclusive commercial collaboration is applicable for all countries, except for Argentina where both parties will continue to work under the existing framework. It has an effective date at the beginning of the 2023 calendar year, but implementation will be staggered. Bioceres will continue distributing its products in South Africa, Bolivia, Chile, Colombia, Paraguay and Uruguay during the year 2023. For those countries, implementation will be in 2024, subject to regulatory clearances.

In consideration for the rights granted under the agreements to use Bioceres intellectual property as it exists at closing date, Syngenta made an upfront payment of $50 million to Bioceres on October 6th, 2022. Considering that the effective date of the agreement is January 2023 for most countries and 2024 for certain countries detailed above, we concluded that the upfront fee should be accrued and recognized as license revenue at a point in time, when Syngenta is able to use and benefit from it. Of the total upfront payment received, $32.9 million were recognized at the effective date of the agreement and the remaining $17.1 million are reported as of March 31, 2023, as deferred revenue and advances from customers and will be recognized in January 2024 when Syngenta has full access to the entire target market. To determinate the type of license under IFRS 15, we took into consideration that Bioceres will not undertake any activities that significantly affects the intellectual property subject to the agreement. The fair values of the upfront payment allocated to the territories for which the agreement starts to be effective at the beginning of 2023 and 2024, respectively, were determined based on relative fair values of each territory. Bioceres also considered a variable consideration linked to certain obligations, but we concluded that it is highly unlikely that a significant reversal in the amount of cumulative revenue recognized will occur.

Concurrently with this Agreement, Rizobacter entered into a Supply Agreement with Syngenta, whereby it acts as the exclusive supplier of the products under the Agreement. The price of the products being sold under the Supply Agreement are set at fair market value. Syngenta establishes its own pricing policies and pays to Bioceres a royalty of an amount between 30% to 50% of gross profit, as defined in the agreement. The percentage of royalties varies depending on the geography and year.

The Agreement sets global minimum targets for profits to be received by Bioceres that amount to a total of $230 million for the life of the agreement. If Bioceres fails to receive the minimum profit targets set for any rolling two calendar year period, it will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory.

Additionally, the agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ pipeline products and new solutions for seed treatment, foliar and other applications, globally. Funding of thus R&D program will be shared, with Syngenta contributing up to 70% of the investment. In those cases where Syngenta contribution corresponds to R&D services rendered by Bioceres, services are recognized as revenue. We concluded that this agreement falls within the provisions of IFRS 11, as a joint operation agreement, based on the contractual rights and obligations of each party. Bioceres recognizes its direct right to and share of any jointly held or incurred: assets, liabilities, revenues and expenses. At inception of the agreement, no impact was recognized, and expenses associated with such R&D program will be expensed as incurred.

The Agreement sets out a "Clawback" clause, by which in case of certain breaches of the Agreement or events described therein, Bioceres shall pay a penalty to Syngenta for an amount up to $30 million, at inception, that will decrease $3 million per year until extinction. We concluded that no provision shall be accrued as of the date of these financial statements, considering that there is no past obligations and the circumstances considered in the Agreement are entirely under Bioceres' control.

7.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	03/31/2023	06/30/2022
Cash at bank and on hand	57,737,138	32,912,886
Money market funds	—	562,380
	57,737,138	33,475,266

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.2.  Other financial asset

	03/31/2023	06/30/2022
Current
Restricted short-term deposits	197,197	265,123
US Treasury bills	8,941,972	—
Mutual funds	421,572	2,913,519
Other investments	3,580,328	2,222,491
	13,141,069	5,401,133

	03/31/2023	06/30/2022
Non-current
Shares of Bioceres S.A.	444,686	444,870
Other investments	635,261	174,971
	1,079,947	619,841

7.3.  Trade receivables

	03/31/2023	06/30/2022
Current
Trade debtors	159,409,095	111,950,965
Allowance for impairment of trade debtors	(6,600,914)	(7,142,252)
Shareholders and other related parties (Note 16)	—	640,258
Allowance for credit notes to be issued	(1,873,204)	(1,961,463)
Trade debtors - Joint ventures and associates (Note 16)	1,640,148	22,429
Deferred checks	4,515,670	8,242,373
	157,090,795	111,752,310

Non-current
Trade debtors	326,380	200,412
	326,380	200,412

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.  Other receivables

	03/31/2023	06/30/2022
Current
Taxes	8,638,663	9,071,643
Receivables for PP&E sales	576,704	1,734,281
Shareholders and other related parties (Note 16)	4,247,233	1,182
Other receivables - Joint ventures and associates (Note 16)	5,769,441	2,987,765
Prepayments to suppliers	10,509,687	4,648,164
Reimbursements over exports	10,548	10,549
Prepaid expenses and other receivables	1,674,826	1,110
Loans receivables	230,000	230,000
Miscellaneous	222,687	642,890
	31,879,789	19,327,584

	03/31/2023	06/30/2022
Non-current
Taxes	811,143	218,159
Reimbursements over exports	1,685,177	2,036,040
Miscellaneous	155,958	—
	2,652,278	2,254,199

7.5.  Inventories

	03/31/2023	06/30/2022
Seeds	1,017,394	1,183,915
Resale products	66,139,749	35,080,737
Manufactured products	24,823,653	21,725,042
Goods in transit	3,078,170	4,340,232
Supplies	21,364,864	17,534,434
Agricultural products	37,363,514	47,284,512
Allowance for obsolescence	(2,924,615)	(1,104,750)
	150,862,729	126,044,122

Net of agricultural products	113,499,215	78,759,610

7.6.  Biological assets

Changes in biological assets

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	275,070	289,648	191,481	159,996	56,176	972,371
Costs incurred during the period	986,505	721,294	389,282	126,293	83,651	2,307,025
Decrease due to harvest/disposals	(158,356)	(70,510)	(625,176)	(299,189)	(139,827)	(1,293,058)
Period ended March 31, 2023	1,103,219	940,432	—	—	—	2,043,651

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	Soybean	Corn	Wheat	Sunflower	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the period	54,162	27,646	22,311	—	3,071	—	2,208,648	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	838,310	1,180,843	274,338	33,818	133,001	684,820	1,038,257	4,183,387
Costs incurred during the period	617,283	900,990	152,782	25,446	76,727	18,864,341	23,982,484	44,620,053
Exchange differences	11,119	5,674	4,579	—	630	81,277	453,284	556,563
Decrease due to harvest	(836,888)	(274,832)	(454,010)	(14,816)	(213,429)	—	(27,682,673)	(29,476,648)
Period ended March 31, 2022	683,986	1,840,321	—	44,448	—	19,630,438	—	22,199,193

7.7.  Property, plant and equipment

Property, plant and equipment as of March 31, 2023 and June 30, 2022 included the following:

	03/31/2023	06/30/2022
Gross carrying amount	91,831,438	71,521,454
Accumulated depreciation	(25,718,174)	(21,613,129)
Net carrying amount	66,113,264	49,908,325

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	03/31/2023	06/30/2022
Office equipment	255,537	269,538
Vehicles	2,211,483	2,665,074
Equipment and computer software	192,946	231,676
Fixtures and fittings	3,046,685	3,546,919
Machinery and equipment	12,288,406	5,811,960
Land and buildings	38,331,791	34,240,384
Buildings in progress	9,786,416	3,142,774
Total	66,113,264	49,908,325

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.      Gross carrying amount as of March 31, 2023 is as follows:

	Gross carrying amount
	As of the
	beginning		Additions		Foreign	As of the
	of the		from business		currency	end of the
Class	period	Additions	combination	Disposals	translation	period
Office equipment	908,004	32,165	—	—	3,068	943,237
Vehicles	5,261,979	263,773	—	(59,744)	2,180	5,468,188
Equipment and computer software	925,349	72,436	12,469	(61,603)	3,614	952,265
Fixtures and fittings	7,606,389	47,224	5,379	—	1,482	7,660,474
Machinery and equipment	13,017,830	1,547,046	7,047,496	(26,958)	2,243	21,587,657
Land and buildings	40,659,129	—	4,750,136	—	23,936	45,433,201
Buildings in progress	3,142,774	5,297,301	1,285,092	—	61,249	9,786,416
Total	71,521,454	7,259,945	13,100,572	(148,305)	97,772	91,831,438

2.     Accumulated depreciation as of March 31, 2023 is as follows

	Depreciation
	Accumulated
	as of the			Foreign	Accumulated
	beginning of			currency	as of the end
Class	the period	Disposals	Of the period	translation	of the period
Office equipment	638,466	—	48,541	693	687,700
Vehicles	2,596,905	(59,744)	717,554	1,990	3,256,705
Equipment and computer software	693,673	(44,309)	107,642	2,313	759,319
Fixtures and fittings	4,059,470	—	553,608	711	4,613,789
Machinery and equipment	7,205,870	(5,389)	2,091,363	7,407	9,299,251
Land and buildings	6,418,745	—	682,348	317	7,101,410
Total	21,613,129	(109,442)	4,201,056	13,431	25,718,174

3.     Gross carrying amount as of March 31, 2022, is as follows:

	Gross carrying amount
	As of the				Foreign		As of the
	beginning				currency		end of the
Class	of the period	Additions	Transfers	Disposals	translation	Revaluation	period
Office equipment	762,825	19,045	(51,534)	—	128,971	—	859,307
Vehicles	3,512,217	1,020,248	51,534	(230,341)	455,670	—	4,809,328
Equipment and computer software	592,126	186,095	—	(57,164)	116,075	—	837,132
Fixtures and fittings	5,637,943	—	382,440	(14)	1,306,872	—	7,327,241
Machinery and equipment	9,987,811	441,711	73,892	(44,536)	1,918,542	—	12,377,420
Land and buildings	41,486,215	—	181,035	—	7,686,420	(7,498,077)	41,855,593
Buildings in progress	1,995,265	1,288,635	(637,367)	(136,755)	458,659	—	2,968,437
Total	63,974,402	2,955,734	—	(468,810)	12,071,209	(7,498,077)	71,034,458

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.     Accumulated depreciation as of March 31, 2022, is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of		Of the	currency		as of the end
Class	the period	Disposals	period	translation	Revaluation	of period
Office equipment	473,905	—	38,156	93,690	—	605,751
Vehicles	1,676,583	(209,482)	688,439	186,332	—	2,341,872
Equipment and computer software	525,021	(56,829)	92,153	91,175	—	651,520
Fixtures and fittings	2,670,512	—	525,542	541,743	—	3,737,797
Machinery and equipment	4,862,083	(4,825)	827,641	978,920	—	6,663,819
Land and buildings	5,811,702	—	510,892	1,185,124	(1,130,661)	6,377,057
Total	16,019,806	(271,136)	2,682,823	3,076,984	(1,130,661)	20,377,816

The depreciation charge is included in Notes 8.3 and 8.4.

7.8.  Intangible assets

Intangible assets as of March 31, 2023 and June 30, 2022 included the following:

	03/31/2023	06/30/2022
Gross carrying amount	199,774,721	94,229,557
Accumulated amortization	(25,486,426)	(17,524,688)
Net carrying amount	174,288,295	76,704,869

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying
	amount	amount
Class	03/31/2023	06/30/2022
Seed and integrated products
HB4 soy and breeding program	31,032,302	29,802,534
Integrated seed products	3,133,465	3,137,158
Crop nutrition
Microbiological products	48,170,016	5,792,348
Other intangible assets
Trademarks and patents	63,681,707	8,267,041
Software	1,316,375	2,167,985
Customer loyalty	21,954,430	22,537,803
RG/RS/OX Wheat	5,000,000	5,000,000
Total	174,288,295	76,704,869

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.      Gross carrying amount as of March 31, 2023 is as follows:

	Gross carrying amount
	As of the		Additions from	Foreign	As of the
	beginning of		business	currency	end of the
Class	the period	Additions	combination	translation	period
Seed and integrated products
HB4 soy and breeding program	31,371,088	2,499,931	—	—	33,871,019
Integrated seed products	3,181,155	—	—	32,667	3,213,822
Crop nutrition
Microbiological products	8,855,421	5,979,853	39,613,280	3,064	54,451,618
Other intangible assets
Trademarks and patents	12,183,045	61,803	55,420,441	—	67,665,289
Software	5,176,373	136,400	—	12,488	5,325,261
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	8,677,987	96,818,958	48,219	199,774,721

2.      Accumulated amortization as of March 31, 2023 is as follows:

	Amortization
	Accumulated		Foreign	Accumulated as
	as of beginning		currency	of the end of the
Class	of the period	Of the period	translation	period
Seed and integrated products
HB4 soy and breeding program	1,568,554	1,270,163	—	2,838,717
Integrated seed products	43,997	34,439	1,921	80,357
Crop nutrition
Microbiological products	3,063,073	3,218,529	—	6,281,602
Other intangible assets
Trademarks and patents	3,916,004	67,578	—	3,983,582
Software	3,008,388	999,286	1,212	4,008,886
Customer loyalty	5,924,672	2,368,610	—	8,293,282
Total	17,524,688	7,958,605	3,133	25,486,426

3.      Gross carrying amount as of March 31, 2022 is as follows:

	Gross carrying amount
	As of the
	beginning		Transfers /	Foreign currency	As of the end of
Class	of the period	Additions	Disposals	translation	the period
Seed and integrated products
HB4 soy and breeding program	27,611,142	2,810,616	—	—	30,421,758
Integrated seed products	2,558,220	—	—	501,418	3,059,638
Crop nutrition
Microbiological products	6,037,680	789,171	—	1,143,103	7,969,954
Other intangible assets
Trademarks and patents	9,824,171	—	—	1,912,757	11,736,928
Software	3,784,593	455,221	—	844,491	5,084,305
Customer loyalty	23,203,397	—	—	4,264,466	27,467,863
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	78,019,203	4,055,008	—	8,666,235	90,740,446

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.     Accumulated amortization as of March 31, 2022 is as follows:

	Amortization
	Accumulated as			Foreign	Accumulated
	of beginning of		Transfers /	currency	as of the end
Class	the period	Of the period	Disposals	translation	of the period
Crop nutrition
Microbiological products	2,041,023	390,342	—	418,946	2,850,311
Other intangible assets
Trademarks and patents	2,900,915	590,871	—	593,254	4,085,040
Software	1,935,552	337,807	—	394,185	2,667,544
Customer loyalty	3,799,351	852,409	—	770,884	5,422,644
Total	10,676,841	2,171,429	—	2,177,269	15,025,539

The amortization charge is included in Notes 8.3 and 8.4.

7.9.  Goodwill

Carrying amount of goodwill as of March 31, 2023 and June 30, 2022 is as follows:

	03/31/2023	06/30/2022

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,324	7,523,324
Pro farm Group, Inc.	86,458,802	—
Insumos Agroquímicos S.A.	470,090	470,090
	122,532,487	36,073,685

There were no indicators of goodwill impairment.

7.10. Trade and other payables

	03/31/2023	06/30/2022

Trade creditors	107,796,722	94,653,017
Shareholders and other related parties (Note 16)	10,300	44,579
Trade creditors - Parent company (Note 16)	312,804	670,730
Trade creditors - Joint ventures and associates (Note 16)	37,118,704	29,082,325
Taxes	2,875,736	1,265,771
Miscellaneous	1,736,877	133,198
	149,851,143	125,849,620

Non-current
Trade creditors	716,864	—
	716,864	—

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.11. Borrowing

	03/31/2023	06/30/2022
Current
Bank borrowings	59,136,406	48,305,535
Corporate bonds	37,965,183	12,845,934
Trust debt securities	7,254,915	6,492,733
Net loans payables- Parents companies and related parties to Parent (Note 16)	3,535,306	3,657,266
	107,891,810	71,301,468
Non-current
Bank borrowings	15,003,892	9,912,901
Corporate bonds	50,055,578	61,264,268
Net loans payables- Parent companies and related parties to Parent (Note 16)	3,000,000	3,000,000
	68,059,470	74,177,169

On February 8, 2023 we have completed a US$26.5 million public offering of Series VIII corporate bonds in the Argentine market. The bonds were issued in two tranches: (i) Class A: US$21.5 million 1.5% p.a. bonds due February 2025; and (ii) Class B: US$5.0 million 3.98% p.a. bonds due February 2026.

Principal due in respect of the Class A bonds is due on August 10, 2024 (25)% and February 10, 2025 (75)%. Principal due in respect of the Class B bonds is due on August 10, 2025 (25)% and February 10, 2026 (75)%.

The carrying value of some borrowings as of March 31, 2023 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 2), due to the use of unobservable inputs, including own credit risk.

	03/31/2023		06/30/2022
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	59,136,406	58,601,927	48,305,535	46,589,131
Corporate Bonds	37,965,183	36,917,341	12,845,934	12,467,941

Non-current
Bank borrowings	15,003,892	14,632,021	9,912,901	9,344,755
Corporate Bonds	50,055,578	47,428,892	61,264,268	56,550,746

7.12. Secured Notes

Secured Guaranteed Notes

On August 5, 2022 the 25% of the outstanding capital of the convertible note that we had issued in 2020 and which the 75% was already converted into shares on March 16, 2022, were converted into 1.5 million shares. Bioceres has repurchased such shares for $24 million issuing the “The Secured Guaranteed Notes”.

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value of the Secured Guaranteed Notes as of March 31, 2023 measured at amortized cost does not differ significantly from their fair value.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Secured Convertible Guaranteed Notes

On August 8, 2022, we issued the Secured Guaranteed Convertible Notes for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value of Secured Convertible Guaranteed Notes as of March 31, 2023 measured at amortized cost does not differ significantly from their fair value.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

The Secured Guaranteed Notes and the Secured Convertibles Guaranteed Notes are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

7.13. Employee benefits and social security

	03/31/2023	06/30/2022
Current
Salaries, accrued incentives, vacations and social security	7,882,977	7,337,774
Key management personnel (Note 17)	75,783	281,347
	7,958,760	7,619,121

7.14. Deferred revenue and advances from customers

	03/31/2023	06/30/2022
Current
Advances from customers	14,402,891	5,895,313
Deferred Revenue (Note 6)	17,096,542	—
	31,499,433	5,895,313

8.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

8.1.  Revenues from contracts with customers

	03/31/2023	03/31/2022
Sale of goods and services	281,274,372	226,871,209
Royalties	198,630	27,525
Right of use licence	32,903,458	—
	314,376,460	226,898,734

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 16.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.2.  Cost of sales

Item	03/31/2023	03/31/2022
Inventories as of the beginning of the period	78,759,610	39,052,925
Business combination	11,064,908	—
Purchases of the period	173,924,288	148,730,784
Production costs	20,705,305	11,629,468
Foreign currency translation	—	2,565,569
Subtotal	284,454,111	201,978,746
Inventories as of the end of the period (*)	(113,499,215)	(62,939,859)
Cost of sales	170,954,896	139,038,887

(*) Net of agricultural products.

8.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	03/31/2023	03/31/2022
Amortization of intangible assets	3,407,314	1,111,859
Analysis and storage	34,135	—
Import and export expenses	850	1,689
Depreciation of property, plant and equipment	433,289	320,919
Freight and haulage	9,080	—
Employee benefits and social securities	3,515,918	1,309,577
Maintenance	430,497	50,217
Energy and fuel	104,181	39,851
Supplies and materials	1,678,527	1,629,505
Mobility and travel	211,183	57,316
Publicity and advertising	20,589	—
Share-based incentives	122,222	39,797
Professional fees and outsourced services	746,611	34,526
Professional fees related parties	237,864	—
Office supplies	79,459	4,428
Information technology expenses	38,436	5,122
Insurance	62,884	6,496
Depreciation of leased assets	46,772	11,041
Miscellaneous	23,982	29,260
Total	11,203,793	4,651,603

	03/31/2023	03/31/2022
R&D capitalized (Note 7.8)	8,479,784	2,810,616
R&D profit and loss	11,203,793	4,651,603
Total	19,683,577	7,462,219

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	03/31/2023
Amortization of intangible assets	130,260	4,421,031	4,551,291
Analysis and storage	5,173	334,532	339,705
Commissions and royalties	122,275	1,304,013	1,426,288
Import and export expenses	188,051	510,368	698,419
Depreciation of property, plant and equipment	2,274,040	1,493,727	3,767,767
Depreciation of leased assets	320,024	2,449,547	2,769,571
Impairment of receivables	-	510,243	510,243
Freight and haulage	1,861,657	7,831,593	9,693,250
Employee benefits and social securities	9,428,993	27,655,561	37,084,554
Maintenance	1,100,483	1,408,342	2,508,825
Energy and fuel	998,752	269,725	1,268,477
Supplies and materials	791,071	794,865	1,585,936
Mobility and travel	95,638	3,147,898	3,243,536
Publicity and advertising	2,528	4,510,067	4,512,595
Contingencies	-	61,948	61,948
Share-based incentives	73,165	2,484,831	2,557,996
Professional fees and outsourced services	2,100,245	10,217,378	12,317,623
Professional fees related parties	-	53,501	53,501
Office supplies and registrations fees	54,041	999,428	1,053,469
Insurance	130,800	2,310,796	2,441,596
Information technology expenses	20,550	2,322,092	2,342,642
Obsolescence	814,026	-	814,026
Taxes	193,533	8,710,646	8,904,179
Miscellaneous	-	504,011	504,011
Total	20,705,305	84,306,143	105,011,448

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	03/31/2022
Amortization of intangible assets	—	1,059,570	1,059,570
Commissions and royalties	637,878	740,443	1,378,321
Import and export expenses	127,644	688,464	816,108
Depreciation of property, plant and equipment	960,933	1,400,971	2,361,904
Depreciation of leased assets	362,332	453,040	815,372
Impairment of receivables	—	1,420,200	1,420,200
Freight and haulage	753,699	6,999,725	7,753,424
Employee benefits and social securities	5,164,616	15,951,487	21,116,103
Maintenance	736,775	1,008,253	1,745,028
Energy and fuel	385,286	58,284	443,570
Supplies and materials	846,684	860,256	1,706,940
Mobility and travel	26,191	1,315,059	1,341,250
Publicity and advertising	—	3,547,138	3,547,138
Contingencies	—	129,388	129,388
Share-based incentives	—	1,093,736	1,093,736
Professional fees and outsourced services	869,513	5,178,057	6,047,570
Professional fees related parties	—	232,721	232,721
Office supplies and registrations fees	155,806	597,783	753,589
Insurance	81,114	1,166,969	1,248,083
Information technology expenses	—	1,280,506	1,280,506
Obsolescence	513,439	—	513,439
Taxes	—	7,701,460	7,701,460
Miscellaneous	7,558	148,168	155,726
Total	11,629,468	53,031,678	64,661,146

8.5.  Other income or expenses, net

	03/31/2023	03/31/2022
Net result from commercialization of agricultural products	698,517	(4,163,041)
Expenses recovery	482,034	270,587
Other income or expenses, net	602,312	736,754
	1,782,863	(3,155,700)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.6.  Net financial cost

	03/31/2023	03/31/2022
Financial costs
Interest expenses with the Parents (Note 16)	(426,667)	(638,132)
Interest expenses	(15,578,825)	(9,415,805)
Financial commissions	(2,022,431)	(2,052,083)
	(18,027,923)	(12,106,020)

Other financial results
Exchange differences generated by assets	(16,859,096)	13,896,264
Exchange differences generated by liabilities	11,615,309	(22,723,875)
Changes in fair value of financial assets or liabilities and other financial results	(2,926,589)	707,870
Net gain of inflation effect on monetary items	591,976	2,040,224
	(7,578,400)	(6,079,517)

Total net financial cost	(25,606,323)	(18,185,537)

9.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	03/31/2023	03/31/2022
Current tax expense	(1,452,477)	(12,900,338)
Deferred tax	944,555	1,823,767
Total	(507,922)	(11,076,571)

	03/31/2023	03/31/2022
Beginning of the period deferred tax	(24,994,569)	(22,421,125)
Additions for business combination	(16,704,771)	—
Charge for the period	944,555	1,823,767
Charge to OCI	—	2,228,596
Conversion difference	(810,767)	(5,039,676)
Total net deferred tax	(41,565,552)	(23,408,438)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	03/31/2023	03/31/2022
Earning before income tax-rate	23,472,162	11,703,344
Income tax expense by applying tax rate in force in the respective countries	(1,139,677)	(7,535,794)
Share of profit or loss of subsidiaries, joint ventures and associates	202,534	174,481
Stock options charge	(434,439)	(224,971)
Non-deductible expenses	(180,850)	(452,666)
Other tax benefit	183,917	—
Unrecognized tax losses carry-forwards 1	(8,024)	(5,789)
Foreign investment coverage	—	301,774
Tax inflation adjustment	5,587,101	1,399,978
Result of inflation effect on monetary items and other finance results	(4,367,390)	(4,727,582)
Others	(351,094)	(6,002)
Income tax expenses	(507,922)	(11,076,571)

1 - Corresponds mainly to Pro Farm Group Inc.

10.   EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three -month period ended		Nine-month period ended
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Numerator
(Loss) profit for the period (basic EPS)	28,145,878	(6,486,721)	20,487,429	(2,185,491)
(Loss) profit for the period (diluted EPS)	28,145,878	(6,486,721)	20,487,429	(2,185,491)
Denominator
Weighted average number of shares (basic EPS)	62,002,011	41,138,527	62,002,011	41,138,527
Weighted average number of shares (diluted EPS)	63,079,523	41,138,527	63,079,523	41,138,527

Basic loss (Profit) attributable to ordinary equity holders of the parent	0.4540	(0.1577)	0.3304	(0.0531)
Diluted (loss) profit attributable to ordinary equity holders of the parent	0.4462	(0.1577)	0.3248	(0.0531)

For the three and nine-month period ended March 31, 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and Convertible notes.

The stock options were included in the diluted EPS calculation for the period ended March 31, 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the period ended March 31, 2023 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.   INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

In consideration of payment of Pro Farm Merger, we have issued 16.4 million shares. See Note 6.

See Note 7.12 in reference to the issuance of 1.5 million shares in connection with the conversion of the convertible note that we had issued in 2020.

The Secured Convertibles Guaranteed Notes mentioned in Note 7.12 were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column.

As of March 31, 2023, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,329,098 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 2,478,123 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,144,596 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

12.   CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	03/31/2023	03/31/2022
Investment activities

Net assets acquisition by business combination (Note 6)	152,070,313	—
Investment in-kind in other related parties (Note 16)	1,429,089	1,744,496
Capitalization of interest on buildings in progress	59,604	—
	153,559,006	1,744,496

	03/31/2023	03/31/2022
Financing activities
Capitalization of convertible notes (Note 7.12)	12,211,638	—
Purchase of own shares (Note 7.12)	(24,025,718)	—
Acquisition of non-controlling interest in subsidiaries	—	255,893
	(11,814,080)	255,893

13.   JOINT VENTURES AND ASSOCIATES

	03/31/2023	06/30/2022
Assets
Synertech Industrias S.A.	35,892,032	35,646,740
Indrasa Biotecnología S.A.	—	70,466
Alfalfa Technologies S.R.L.	44,840	74,827
Moolec Science Limited	—	2,759,059
Moolec Science S.A.	3,248,873	3,000
	39,185,745	38,554,092

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

On December 28, 2022, Bioceres has contributed all of its ownership in Moolec Sciente Limited to Moolec Science S.A. (“Moolec Science”) in exchange of 1,560,000 ordinary shares. Our total ownership in Moolec Science as of March 31, 2023 reached 1,860,000 ordinary shares.

	03/31/2023	06/30/2022
Liabilities
Trigall Genetics S.A.	221,014	717,948
	221,014	717,948

Share of profit or loss of joint ventures and associates:

	03/31/2023	03/31/2022
Trigall Genetics S.A.	496,934	828,307
Synertech Industrias S.A.	337,543	(48,882)
Moolec Science Limited	—	(114,709)
Moolec Science S.A.	482,989	—
Indrasa Biotecnología S.A.	(57,033)	50,417
	1,260,433	715,133

Changes in joint ventures investments

	03/31/2023	03/31/2022
As of the beginning of the period	37,836,144	29,378,923
Revaluation of property, plant and equipment	—	(606,746)
Share-based incentives	3,825	—
Loss of participation Indrasa Biotecnología S.A.	(13,433)	—
Foreign currency translation	(122,238)	5,845,969
Share of profit or loss	1,260,433	715,133
As of the end of the period	38,964,731	35,333,279

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.   SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended March 31, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	35,747,136	160,300,954	118,129,740	314,177,830
Royalties	198,630	—	—	198,630
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	145,985	448,227	378,159	972,371
Changes in the net realizable value of agricultural products after harvest	(414,416)	(1,320,404)	(1,113,990)	(2,848,810)
Total	35,677,335	159,428,777	117,393,909	312,500,021

Cost of sales	(15,876,212)	(106,523,851)	(48,554,833)	(170,954,896)
Gross profit per segment	19,801,123	52,904,926	68,839,076	141,545,125
% Gross margin	56%	33%	59%	45%

	Seed and
	integrated	Crop	Crop
Period ended March 31, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	30,011,078	121,518,891	75,341,240	226,871,209
Royalties	27,525	—	—	27,525
Others
Initial recognition and changes in the fair value of biological assets	1,099,009	2,321,075	763,303	4,183,387
Changes in the net realizable value of agricultural products after harvest	(1,559,106)	(337,904)	(133,495)	(2,030,505)
Total	29,578,506	123,502,062	75,971,048	229,051,616

Cost of sales	(12,921,789)	(85,378,223)	(40,738,875)	(139,038,887)
Gross profit per segment	16,656,717	38,123,839	35,232,173	90,012,729
% Gross margin	56%	31%	46%	39%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

15.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of March 31, 2023 and June 30, 2022.

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	03/31/2023	06/30/2022	03/31/2023	06/30/2022
Cash and cash equivalents	57,737,138	32,912,886	—	562,380
Other financial assets	1,277,144	884,964	12,943,872	5,136,010
Trade receivables	157,417,175	111,952,722	—	—
Other receivables (*)	12,897,748	7,642,707	—	—
Total	229,329,205	153,393,279	12,943,872	5,698,390

(*) Advances expenses and tax balances are not included.

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	03/31/2023	06/30/2022	03/31/2023	06/30/2022
Trade and other payables	147,692,271	125,849,620	—	—
Borrowings	175,951,280	145,478,637	—	—
Secured notes	74,161,086	12,559,071	—	—
Lease liability	13,794,778	11,751,284	—	—
Consideration for acquisition of assets	10,106,873	12,902,790	—	—
Total	421,706,288	308,541,402	—	—

Financial instruments measured at fair value

Measurement at fair value at 03/31/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	8,941,972	—	—
Mutual funds	421,572	—	—
Other investments	3,580,328	—	—

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3

Financial assets at fair value
Money market funds	562,380	—	—
Mutual funds	2,913,519	—	—
Other investments	1,490,086	732,405	—

Estimation of fair value

The fair value of mutual funds and other investments is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities and other investments, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of March 31, 2023.

Net foreign currency position	03/31/2023
Amount expressed in US$	17,898,838

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (See note 2).

Considering only this net currency exposure as of March 31, 2023 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended March 31, 2023 would have resulted in a net pre-tax loss or gain of approximately $1.7 million.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

16.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended March 31, 2023 and 2022, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

The increase in sales and purchases with joint ventures compared to the same period of the previous year is due to an incremental sale of micro-beaded fertilizers due to more competitive prices compared to competing commodity fertilizers.

		Value of transactions for the period ended
Party	Transaction type	03/31/2023	03/31/2022
Joint ventures and associates	Sales and services	24,927,813	16,131,780
Joint ventures and associates	Purchases of goods and services	(48,561,129)	(38,629,702)
Key management personnel	Salaries, social security benefits and other benefits	(3,963,332)	(2,901,240)
Key management personnel	Sales and services	572,136	-
Shareholders and other related parties	Sales of goods and services	597,950	311,434
Shareholders and other related parties	Purchases of goods and services	(2,239,972)	(1,606,911)
Shareholders and other related parties	In-kind contributions	1,429,089	1,744,496
Shareholders and other related parties	Net loans granted/(cancelled)	—	191,085
Shareholders and other related parties	Interest gain	19,513	1,803
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(426,667)	(638,132)
Total		(27,644,599)	(25,395,387)

		Amounts receivable from related parties
Party	Transaction type	03/31/2023	06/30/2022
Shareholders and other related parties	Trade debtors	—	640,258
Shareholders and other related parties	Other receivables	4,247,233	1,182
Joint ventures and associates	Trade debtors	1,640,148	22,429
Joint ventures and associates	Other receivables	5,769,441	2,987,765
Total		11,656,822	3,651,634

		Amounts payable to related parties
Party	Transaction type	03/31/2023	06/30/2022
Parent company and related parties to Parent	Trade creditors	(312,804)	(670,730)
Parent company and related parties to Parent	Net loans payables	(6,535,306)	(6,657,266)
Key management personnel	Salaries, social security benefits and other benefits	(75,783)	(281,347)
Shareholders and other related parties	Trade and other payables	(10,300)	(44,579)
Joint ventures and associates	Trade creditors	(37,118,704)	(29,082,325)
Total		(44,052,897)	(36,736,247)

17.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other key management members, including social security contributions and other benefits, was as follows for the period ended March 31, 2023 and 2022.

	03/31/2022	03/31/2022

Salaries, social security and other benefits	1,283,114	1,905,951
Share-based incentives	2,680,218	995,289
Total	3,963,332	2,901,240

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

18.   SHARE-BASED PAYMENTS

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the period.

Stock Options

The total converted options outstanding on the date of the merger was 1,046,776. The estimated fair value of options on the merger date was $0.5 million. The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

As well as fiscal year ended June 30, 2021, for the Bonus in Cash 2022, all the beneficiaries decided to receive the bonus in ordinary shares.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $378,000 and $318,000 to the Chief Executive Officer and Chief Financial Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget. The charge for the nine-month period ended March 31, 2023 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2022 amounted to $0.5 million.The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted. 50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

The charge for the nine-month period ended March 31, 2023 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2022 amounted to $0.9 million.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

19.   LEASE

Right-of-use leased asset	03/31/2023	06/30/2022
Book value at the beginning of the period/year	15,828,032	3,688,150
Additions of the period/year	970,131	10,429,919
Additions from business combination	3,005,000	—
Disposals	(61,804)	—
Exchange differences	345,534	1,709,963
Book value at the end of the period/year	20,086,893	15,828,032

Depreciation	03/31/2023	06/30/2022
Book value at the beginning of the period/year	3,684,006	2,360,490
Depreciation of the period/year	2,816,343	1,257,538
Disposals	(122,871)	—
Exchange differences	94,633	65,978
Accumulated depreciation at the end of the period/year	6,472,111	3,684,006
Total	13,614,782	12,144,026

Lease liability	03/31/2023	06/30/2022
Book value at the beginning of the period/year	11,751,284	1,140,717
Additions of the period/year	970,131	9,937,271
Additions from business combination	3,245,000	—
Interest expenses, exchange differences and inflation effects	358,768	1,708,060
Payments of the period/year	(2,530,405)	(1,034,764)
Total	13,794,778	11,751,284

Lease Liabilities	03/31/2023	06/30/2022
Non-current	10,658,070	10,338,380
Current	3,136,708	1,412,904
Total	13,794,778	11,751,284

The recognized right-of-use assets relate to the following types of assets:

	03/31/2023	06/30/2022
Machinery and equipment	3,912,540	828,977
Vehicles	1,629,425	1,115,087
Equipment and computer software	885,810	742,382
Land and buildings	13,659,118	13,141,586
	20,086,893	15,828,032

The incremental borrowing rate used was 2.14%.

20.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2022 that were not mentioned above.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

21.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

On May 12, 2023, the board of directors of the Company approved the 2023 Omnibus Equity Incentive Plan, which amends and restates in its entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Employee Stock Option Plan, and (iv) the Stand Alone Stock Option Grant to certain Directors and senior management. On May 15, 2023, the company filed with the SEC an S-8 form for the purpose of registering 1.7 million shares issuable under this plan.

Subsequent to March 31, 2023, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.